September 2, 2011

VIA EDGAR (Correspondence Filing)
Ms. Kimberly A. Browning U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
Re:	Hanna Investment Trust (the “Registrant”)
Initial Registration Statement on Form N-1A
File Nos. 333-171279; 811-22507

Dear Ms. Browning:

On behalf of the Registrant, this letter responds to the second round of comments you provided to Marc Collins with respect to the initial registration statement filed on December 20, 2010 for the Registrant and its sole fund series, the Paladin Long Short Fund (the “Fund”).  Your comments are set forth below and each is followed by the Registrant’s response.  This letter is being submitted with a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933 in order to resolve the comments provided below.

Comment 1 – The footnotes to the Fee Table and the narrative disclosure in the prospectus and Statement of Additional Information regarding the Administration Agreement with the Administrator should more clearly state that the Administrator is subject to the expense cap/fee waiver and that the Administrator has right to recover those waived amounts from the Fund's investment advisor.  The Registrant should also consider whether the investment advisor's financial wherewithal should be considered by the Board in the approval process and disclose and such consideration in the Statement of Additional Information.

Response 1 – The requested changes have been made to the Fee Table, the footnotes to the Fee Table and the Statement of Additional Information.

Comment 2 – When comparing the Fee Table and the footnotes thereto to the Exhibits filed with the Registration Statement, it was noted by the Staff that the maximum rate of the Administration fee should be 0.60% per the agreement filed.

Response 2 – The corrected maximum administration fee has been noted and the prospectus and Statement of Additional Information now disclose the correct amount of the administration fee.

Comment 3 – In the Principal Investment Strategy section of the Prospectus, the staff requested the Registrant disclose additional information regarding the use of derivatives.  Specifically what types of derivative instruments will be used, how will they be used and how frequently?  The Staff requested the Registrant determine if the use of derivatives will be principal, and if so, whether more risk disclosures are required.

Response 3 – After discussion with the Fund's investment adviser, it was determined that the only derivative instruments in which the Fund will invest are inverse and/or leveraged exchange traded funds.  Accordingly, the Registrant has included disclosure regarding the use of leveraged and inverse exchange traded funds and added risk disclosures specific to the use of inverse and leveraged exchange traded funds.

Comment 4 – The Staff requested that terms such as "mostly", "primarily", "such as", "for example", "like" "typically" be deleted through out the document.

Response 4 – The requested changes have been made where appropriate

Comment 5 – In the third paragraph of the "Principal Investment Strategy" section, where the Registrant describes "high growth opportunities", "high growth in revenue, earnings or market opportunity" and "fundamentally and technically weak", the staff requested additional detail and definition regarding these phrases and further requested such descriptions be made in plain English.

Response 5 – The requested changes have been made.

Comment 6- The staff inquired if the investment adviser may implement a true "all-cap" strategy for the Fund, and if so, has the Registrant fully disclosed all the attentive risks of an all-cap strategy including micro- and mega-cap risk disclosures.

Response 6 – After discussion with the Fund's investment adviser, it was determined to remove the market capitalization ranges in the Principal Investment Strategy section of the prospectus.  However, as you pointed out, the Fund may invest in large or mega-cap companies and accordingly, large/mega-cap risk disclosure has been added to the "Principal Risks of Investing in the Fund" section.

Comment 7 – The staff requested that the Registrant determine if foreign investing, including emerging market investing, is principal to the Fund's strategy and if so, make sure all attentive risks are fully disclosed.  The staff also requested the Registrant define "foreign" for purposes of investment in the Fund.

Response 7 – It was determined that the Fund will invest in foreign securities, defined as securities principally traded on markets other an U.S. markets.  However, the investment adviser has no intent to invest in emerging market countries as a principal investment strategy.  The strategy disclosure has been revised to remove references to emerging markets, foreign securities have been defined and the Emerging Market Risks paragraph has been removed from the prospectus.

Comment 8 – In the seventh paragraph of the "Principal Investment Strategy" section, in the last line, there is a reference to "short-term trading".  The staff requested the Registrant further discuss this strategy, including providing additional risks associated with short-term trading.

Response 8 – The disclosure has been revised to remove the reference to "short-term trading" and in its place, the Registrant has revised the beginning of that same paragraph to indicate the adviser will sell securities when the appropriate price target is reached, regardless of the length of time the security has been held in the Fund's portfolio.

Comment 9 – The staff requested the Registrant determine if fixed income investing will be a principal investment strategy, and if so provide additional information regarding the strategy used to buy and sell fixed-income securities.

Response 9 -  After discussion with the Fund's investment adviser, it was determined that investments in fixed income securities is not principal to the investment strategy, and therefore removed referenced to fixed income risks from the prospectus.

Comment 10 – In the "Principal Investment Risks", under the heading "Equity Securities Risks," the staff requested the Registrant more narrowly tailor the equity securities risk to the equity securities held in the Fund (i.e. common stock, preferred stock, etc.).

Response 10 – The Registrant has revised the Equity Securities Risk disclosure to indicate that the Fund will invest principally in common stocks.

Comment 11 – In the "Principal Investment Risks", under the heading "Equity Securities Risks," the Registrant mentions small- and mid-cap risks, but as indicated above, if the Fund is an "all-cap" fund, there should also be large-cap, micro-cap and mega-cap risk disclosures if deemed necessary.

Response 11 – As indicated above, a large/mega-cap risk disclosure has been added to the prospectus.

Comment 12 – In the "Principal Investment Risks", the staff noted the section under the heading "Leverage Risks".  However, there is not a detailed description in the "Principal Investment Strategy" section of the intended use of leverage.  The staff suggested The Registrant make clear the way in which leverage will be used.  For instance, will the adviser buy securities with borrowed money?  Also, the staff suggested the Registrant delete the last line of the leverage risk disclosure related to additional expense if not applicable.

Response 12 – After discussion with the Fund's investment adviser, it was determined that the only leveraged instruments that would be used would be leveraged exchange traded funds.  The Fund does not intend to use leverage as a principal strategy.  Accordingly, the strategy and risk disclosures have been revised to indicate that the Fund may use leveraged exchange traded funds, but will not use leverage directly.

Comment 13 – In the "Principal Investment Risks", under the heading "Fixed Income Risks," and in the Principal Investment Strategy section, the staff requested the Registrant discuss what happens if a security is downgraded (i.e. will the security be sold or held despite the downgrade).

Response 13 – Because it was determined that the Fund will not invest in fixed-income securities as a principal investment strategy, the strategy and risk disclosures related to fixed income securities have been deleted.

Comment 14 – In the section entitled "Purchase and Sale of Fund Shares", the staff requested the Registrant check the requirement of Item 6 of N-1A and include only what information is required and delete the extraneous disclosures.

Response 14 – The requested change has been made.

Comment 15 – In the Item 9 strategy and risk disclosures, there is a reference to American Depositary Receipts (ADRs).  The Staff requested the Registrant consider disclosures related to the description and risks of sponsored and unsponsored ADRs.

Response 15 – The requested disclosures have been added.

Comment 16 – Similar to Comment 9 above, in the Item 9 strategy and risk disclosures, the staff requested the Registrant determine if direct investment in fixed income securities is a principal strategy and revise disclosure accordingly.  If investment in fixed income securities is principal, the staff requested additional disclosure be added related to the type, maturity and credit rating of such securities.

Response 16 – As indicated above, the fixed-income disclosures have been deleted from the prospectus.

Comment 17 – In the Section entitled "Other Investment Policies and Risks," in the heading the staff requested the Registrant change the word "other" to "non-principal."

Response 17 – The requested change has been made.

Comment 18 – In the section entitled "Investing in the Fund," the staff requested the Registrant define "good form" and use that term uniformly in the prospectus and Statement of Additional Information.

Response 18 – The requested changes have been made.

Comment 19 - In the section entitled "Investing in the Fund", in the second paragraph, you requested the Registrant revise to make clear the adviser fair values the securities under the ultimate supervision of the Board.  You also asked that the Registrant delete the last sentence of the third paragraph if it is discussed in the second paragraph as is being suggested.

Response 19 – The requested changes have been made.

Comment 20 – In the section entitled "Buying or Selling Shares Through a Financial Intermediary,” the staff requested the Registrant make clear that if the "financial intermediary" is an "intermediary" as defined in Rule 22c-1 of the Investment Company Act of 1940, then if the shareholder submits an order to the intermediary by 4:00, then the transaction is priced using that day's net asset value, regardless of when the Fund gets the order.  The staff also requested that the section be reviewed and made consistent with the information in the section entitled "Purchasing Shares" which follows.

Response 20 – The Registrant has opted to delete the first paragraph in the section and clarified that orders received by intermediaries will be deemed to have been received by the Fund if they are in good form, as defined previously.

Comment 21 – In the section entitled "Purchasing Shares", under the heading Regular Mail Orders, the staff asked that the Registrant clarify that the losses or expenses the shareholder may pay are only in connection with the order.

Response 21 – The requested change has been made.

Comment 22 – In the Statement of Additional Information, there are references to SEC Release 10666 regarding segregation limits.  The staff requested in lieu of referencing the SEC Release, the Registrant provide details regarding the segregation limits.

Response 22 – The requested change has been made.

Comment 23 – In the Registrant's previous letter to the staff responding to the first set of comments on the Registration Statement, the staff requests the Registrant reconsider the response to Comment 18 regarding fundamental and technical analysis.

Response 23 – The Registrant has provided additional detail regarding its fundamental and technical analysis as requested.

Comment 24 – In the Registrant's previous letter to the staff responding to the first set of comments on the Registration Statement, consistent with Comment 5 above, the staff requests the Registrant reconsider the response to Comment 26 regarding "high growth opportunities" and related termes in the prospectus.

Response 24 – Additional details regarding the Adviser definition of "high growth companies" has been included in the prospectus.

Comment 25 – The staff requested assurance that the Rule 18f-1 election will be filed as indicated.

Response 25 – The Rule 18f-1 election will be filed with the Fund's pre-effective amendment.

Comment 26 – In the Registrant's previous letter to the staff responding to the first set of comments on the Registration Statement, in Response 70, the Registrant indicated the Fund could invest up to 75% in derivatives.  The staff feels the number is high given the current disclosure in the Fund's prospectus.  The staff requested the Registrant reconsider that amount.  If the Registrant determines that the amount is accurate, then the staff advises that much more disclosures needs to be added to the Principal Investment Strategy and Principal Investment Risk sections of the prospectus.

Response 27 – After consultation with the Fund's investment adviser, it was determined that the Fund will not use derivatives to the extent previously noted.  However, the Fund will invest substantially in short position, either directly or through inverse exchange traded funds.  Accordingly, additional disclosures have been added regarding the short positions in the portfolio.

Please be advised that the Registrant has not and does not expect to submit a no-action request in connection with the registration statement.

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•
Should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert the action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact me at (513) 352-6774.

Sincerely,

/s/  Marc L. Collins

Marc L. Collins